Exhibit 4.10

April 12, 2012

Ms. Vicki Baue
Cosi, Inc.
1751 Lake Cook Road, Suite 600
Deerfield, IL 60015

Re:	Rights Offering for Cosi, Inc.

Dear Vicki:

This Letter of Agreement sets forth the terms and conditions of engagement of Phoenix Advisory Partners, a division of American Stock Transfer & Trust, LLC (“Phoenix”) by Cosi, Inc. (“COSI”) to act as information agent in connection with its rights offering (the “Rights Offer”).

Under the terms of this Agreement:

Services: Phoenix shall perform the following services:

Prior to filing the rights offer:

a)	Review the documents and make recommendations where appropriate;
b)	Devise and implement the most efficient strategy for obtaining the support of both “street-name” and registered shareholders and recommend the specific tactics necessary to maximize participation;

In conjunction with the filing of the rights offer:

c)	Draft, print and mail the requisite search notice to all banks, brokers and nominees, performing follow-up communication where necessary with those firms which do not respond to the initial notice;
d)	Follow up with each bank and broker (including ADP/Broadridge) to confirm receipt of all material and make certain that all material has been forwarded in a timely manner;
e)	Monitor and solicit positions on a daily basis, regularly communicating with COSI regarding the status of these positions;
f)	Commence a telephone solicitation campaign from selected registered and “street-name” retail holders, if mutually agreed;
g)	Conduct the solicitation of participation from banks, brokers and nominees, with direct phone contact of all major institutional holders, if mutually agreed;

h)	Provide timely reports to COSI, outlining the Offer, detailing the progress of the solicitation;

Fees. In consideration of Phoenix providing the services listed above, COSI shall pay Phoenix the fees listed below plus all reasonable out-of-pocket expenses. The fees are the following:

1)	$6,500 to be paid after completion or termination of the Rights Offering; plus
2)	$500 for each 10-day extension of the rights Offering, to be paid after completion or termination of the Rights Offering; plus
3)	Out of pocket expenses to be paid at the completion or termination of the Rights Offer.

The expenses are as follows:

a)

expenses incidental to the solicitation, including the preparation and mailing of the notice and inquiry required by Rule 13-e3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and postage and freight charges incurred in delivering rights offer materials;

b)

expenses incurred by Phoenix in working with its agents or other parties involved in the Offer, including charges for bank threshold lists, data processing, telephone directory assistance, facsimile transmissions or other forms of electronic communication and delivery of rights to COSI’s Depositary;

c)

expenses incurred by Phoenix at COSI’s request or for COSI’s convenience, including copying expenses, expenses relating to the printing of additional and/or supplemental material and travel expenses of Phoenix’s executives; and

d)

any other fees and expenses authorized by COSI and resulting from extraordinary contingencies which arise during the course of solicitation, including fees and expenses for advertising, (including production and posting), media relations, stock watch and analytical services.

e)	Expense of $4.50 per telephone call for outbound and inbound calls to shareholders for the first 200 calls, and $4.00 per telephone call for each call thereafter.

Compliance with Applicable Laws. COSI and Phoenix hereby represent to one another that each shall use its best efforts to comply with all applicable laws relating to the Rights Offer, including, without limitation, the Exchange Act and the rules and regulations promulgated thereunder.

Indemnification. COSI agrees to indemnify and hold harmless Phoenix and its stockholders, officers, directors, employees, agents and affiliates against any and all claims, costs, damages, liabilities, judgments and expenses, including the reasonable and customary fees, costs and expenses of counsel retained by Phoenix, which result from claims, actions, suits, subpoenas, demands or other proceedings brought by third parties against or involving Phoenix which directly relate to or arise out of Phoenix’ performance of the Services, except for costs, damages, liabilities, judgments or expenses incurred or resulting from Phoenix’ gross negligence, bad faith or intentional misconduct. Phoenix shall not settle or compromise any claim for which seeks indemnification hereunder without the prior written consent of COSI. In addition the prevailing party in any final non-appealable determination shall be entitled to reasonable attorneys’ fees and court costs in any action between the parties to enforce the provisions of this Agreement, including the indemnification rights contained in this paragraph. The indemnity obligations set forth in this paragraph shall survive the termination of this Agreement.

Governing Law. This Agreement shall be governed by the substantive laws of the State of Delaware without regard to its principles of conflicts of laws, and shall not be modified in any way, unless pursuant to a written agreement which has been executed by each of the parties hereto. The parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement (including any breach hereof) shall be subject to the jurisdiction of the federal and state courts in Delaware or New York.

Confidentiality. Phoenix agrees to preserve the confidentiality of (i) all material non-public information provided by COSI or its agents for Phoenix’ use in fulfilling its obligations hereunder and (ii) any information developed by Phoenix based upon such material non-public information (collectively, “Confidential Information”). COSI agrees that all reports, documents and other work product provided to COSI by Phoenix pursuant to the terms of this Agreement are for the exclusive use of COSI and may not be disclosed to any other person or entity other than COSI’s representatives and advisors without the prior written consent of Phoenix, which consent shall not be unreasonably withheld. The confidentiality obligations set forth in this paragraph shall survive the termination of this Agreement.

This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof. This Agreement shall be binding upon all successors to COSI (by operation of law or otherwise).

This Agreement may be executed in counterparts, each of which shall be deemed and original and all of which taken together shall constitute one and the same instrument. Signature by facsimile or other similar electronic transmission is hereby authorized and shall have the same force and effect as an original.

If the above is agreed to by you, please execute and return a signed, dated copy of this Agreement to Phoenix Advisory Partners, 110 Wall Street, 27th floor, New York, NY 10005.

Agreed to and accepted as of the date first set forth above:

COSI Inc.	PHOENIX ADVISORY PARTNERS

By:	By:

William Koziel		Jon E. Einsidler

Title: CFO	Title:	Partner